FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	English translation of the Execution of Share Exchange Agreement by and between KONAMI CORPORATION and ABILIT CORPORATION which was filed with the Tokyo Stock Exchange on September 21, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: September 21, 2010	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director, Vice-President,
Corporate Officer

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Translation of Japanese original

September 21, 2010

To whom it may concern

Company name: KONAMI CORPORATION

Name of Representative: Kagemasa Kozuki, Representative Director and Chairman of the Board, President

(Code: 9766 the first section of Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange)

Contact: Yasuyuki Yamaji, General Manager of President Office Corporate Development Group

(TEL. +81 3-5770-0075)

Company Name: ABILIT CORPORATION

Name of Representative: Masahiro Hamano, President and CEO

(Code: 6423 the first section of Tokyo Stock Exchange, Osaka Securities Exchange,)

Contact: Takayoshi Mitsumori, General Manager of Administration Division Deputy General Affairs Department

(TEL. +81 6-6243-7770)

Execution of Share Exchange Agreement by and between

KONAMI CORPORATION and ABILIT CORPORATION

We hereby announce that KONAMI CORPORATION (“KONAMI”) and ABILIT CORPORATION (“ABILIT”) resolved, at their respective board of directors meetings held on September 21, 2010, to implement a share exchange (the “Share Exchange”) pursuant to a share exchange agreement entered into by KONAMI and ABILIT today (the “Share Exchange Agreement”), under which KONAMI will become the wholly owning parent company of ABILIT and ABILIT will become a wholly owned subsidiary of KONAMI.

The Share Exchange is scheduled to become effective as of January 1, 2011, subject to the approval of the Share Exchange Agreement by a resolution at the extraordinary general shareholders’ meeting of ABILIT scheduled to be held on November 29, 2010.

Pursuant to the provision of Paragraph 3 of Article 796 of the Japanese Corporate Law, the Share Exchange is scheduled to be implemented as a short-form share exchange for which the approval at a general meeting of KONAMI shareholders is not required.

1. Purpose of the Share Exchange

KONAMI has been focusing on expanding its entertainment business through reinforcement of its management initiatives. As part of such efforts, while engaging in a new business, KONAMI decided to bring in ABILIT, which has shown to be a proven success story in the Pachinko & Pachislot industry.

Meanwhile although ABILIT has been actively expanding the Pachinko & Pachislot business, it has recently experienced a decline in performance, and the reinforcement of the financial strength and management base has become its urgent issue. ABILIT concluded that joining the KONAMI group would provide the most effective solution to stabilize their revenue and business base.

ABILIT and the KONAMI group will strive to improve corporate value by integrating the management resources of the KONAMI group and the abundant experience of ABILIT in the Pachinko & Pachislot industry.

2. Outline of Share Exchange

(1)	Schedule for Share Exchange

September 21, 2010	Board of directors’ meeting approving the Share Exchange Agreement (both KONAMI and ABILIT)

September 21, 2010	Execution of Share Exchange Agreement

October 8, 2010 (Tentative)	Public notice of record date for extraordinary shareholders’ meeting at which approval of Share Exchange Agreement is sought (ABILIT)

October 22, 2010 (Tentative)	Record date for extraordinary shareholders’ meeting at which approval of Share Exchange Agreement is sought (ABILIT)

November 29, 2010 (Tentative)	Extraordinary shareholders’ meeting at which approval of Share Exchange Agreement is sought (ABILIT)

December 27, 2010 (Tentative)	Last trading day (ABILIT)

December 28, 2010 (Tentative)	Date of delisting (ABILIT)

January 1, 2011 (Tentative)	Scheduled date of Share Exchange (Effective Date)

(Note) Pursuant to the short-form share exchange procedures provided in Paragraph 3 of Article 796 of the Japanese Corporate Law, KONAMI intends to implement the Share Exchange without obtaining approval at a general shareholders’ meeting of KONAMI regarding the Share Exchange Agreement. If any event should occur which materially affects the implementation of the Share Exchange in proceeding with the Share Exchange in the future, the schedule, procedures, or terms thereof may be changed upon consultation and agreement by and between KONAMI and ABILIT. In addition if any event occurs as subject to the terms and conditions of the Share Exchange Agreement, the Share Exchange Agreement may be become ineffective, and the Share Exchange may be terminated.

(2)	Method of Share Exchange

KONAMI will become the wholly owning parent company of ABILIT and ABILIT will become a wholly owned subsidiary of KONAMI. Pursuant to the short-form share exchange procedures provided in Paragraph 3 of Article 796 of the Japanese Corporate Law, KONAMI intends to implement the Share Exchange without obtaining approval of a general shareholders’ meeting of KONAMI regarding the Share Exchange Agreement. ABILIT intends to implement the Share Exchange, which is to become effective as of January 1, 2011, upon obtaining the approval by resolution of the extraordinary general shareholders’ meeting of ABILIT scheduled to be held on November 29, 2010.

(3)	Contents of Allotment with Respect to Share Exchange

	KONAMI (Wholly owning parent company in Share Exchange)	ABILIT (Wholly owned subsidiary in Share Exchange)
Allotment with respect to Share Exchange	1	0.052

Total number of shares to be delivered in the Share Exchange	Common Stock: 2,232,318 shares (Tentative)

(Note 1) Allotment ratio of shares

0.052 shares of common stock of KONAMI will be delivered by allotment for each one (1) share of common stock of ABILIT. In addition, KONAMI does not hold any shares of ABILIT prior to the Share Exchange. Furthermore, 10,039 thousand shares of treasury stock held by KONAMI will be used for allotment of shares through the Share Exchange. Moreover, the above has been calculated based on the number of the outstanding shares and the number of treasury stock as of June 30, 2010 of Konami and ABILIT, respectively.

(Note 2) Number of KONAMI’s shares to be delivered in the Share Exchange

KONAMI will deliver 2,232,318 shares of common stock by allotment under the Share Exchange on the Effective Date. ABILIT will, pursuant to a resolution at a board of directors meeting to be held at least one day prior to the Effective Date, cancel treasury stock that it holds prior to the allotment and delivery of KONAMI common stock pursuant to the Share Exchange (in the event that a right to demand purchase is exercised concerning the Share Exchange by opposing shareholders as provided in Paragraph 1 of Article 785 of the Japanese Corporate Law, it shall be after the effectiveness of such purchases and prior to the allotment and delivery of KONAMI common stock pursuant to the Share Exchange; hereinafter the “Base Time”) at the Base Time. The aggregate number of shares to be delivered by allotment under the Share Exchange may be amended due to cancellation of treasury stock by ABILIT, etc.

(Note 3) Handling of shares representing less than one unit

As a result of the Share Exchange, it is expected that there will be some shareholders who come to hold shares in a number that represents less than one unit of KONAMI stock (i.e., one hundred (100) shares). In particular, shareholders of ABILIT who hold less than 1,923 shares of ABILIT’s common stock will only hold a number of shares that represents less than one unit of KONAMI’s stock, and such shareholders are expected to be more than 80% of the total number of ABILIT shareholders (such percentage is based on data in the shareholders’ registry of ABILIT as of June 30, 2010, and it may be different from the current percentage). Although it will not be possible to sell such shares representing less than one unit in the stock exchange markets, shareholders holding shares representing less than one unit of KONAMI’s stock may take advantage of the systems as described below:

1.	Purchase of shares representing less than one unit (sale of shares representing less than one hundred (100) shares)

Pursuant to Paragraph 1 of Article 192 of the Japanese Corporate Law, shareholders holding shares representing less than one unit of KONAMI’s stock may demand KONAMI to purchase such shares; and

2.	Additional purchase relating to shares representing less than one unit (additional purchase to make a whole unit of one hundred (100) shares)

Pursuant to Paragraph 1 of Article 194 of the Japanese Corporate Law and provisions of the Articles of Incorporation of KONAMI, shareholders holding shares representing less than one unit of KONAMI’s stock may demand that KONAMI sell to them the number of shares that, when added to such shareholder’s shares representing less than one unit, will equal one hundred (100) shares.

As a result of the Share Exchange, it is expected that a large number of shareholders will come to hold shares in a number that represents less than one unit of KONAMI stock. However, KONAMI continues to consider the reduction of the investment unit (i.e., one hundred (100) shares as of today), in view of the balance between costs and effects, future movement of the stock market, etc.

(Note 4) Treatment of fractional shares

Current shareholders of ABILIT who, as a result of the Share Exchange, will be allotted a fraction of a share (i.e., representing less than one (1) share of KONAMI common stock) will be paid an amount equivalent to such fractional share in accordance with Article 234 of the Japanese Corporate Law.

(4)	Handling of share warrants and convertible bonds

ABILIT issued share warrants and convertible bonds in July 2009. For share warrants, as mentioned in ABILIT’s condition of issue, ABILIT plans to acquire the share warrants at the price of 40 Japanese yen, equivalent to the issuance price per stock warrant, at the advent of the acquisition date by making an advance notice or public notice over one month ago. As to the convertible bonds, although the fifth and the sixth convertible bonds have not been redeemed, ABILIT will redeem the entire remaining convertible bonds at the price of 100 Japanese yen, par value of 100 Japanese yen of the convertible bonds if the Share Exchange Agreement is approved at the shareholder’s meeting.

(5)	Others

(i) Cancellation of the Share Exchange etc.

From the execution date of the Share Exchange Agreement to the Effective Date, if a material change occurs to KONAMI’s or ABILIT’s property or financial health which may materially affect the implementation of the Share Exchange, whether as a result of an act of God or otherwise, KONAMI and ABILIT may, upon consultation by and between KONAMI and ABILIT, amend the terms of the Share Exchange or terminate the Share Exchange by terminating the Share Exchange Agreement.

Furthermore, from the execution date of the Share Exchange Agreement to the delivery date of the notice of convocation of extraordinary shareholder’s meeting or Effective Date, if things occurs to KONAMI or ABILIT which affect the implementation of the Share Exchange, or if achievement of the purpose of the Share Exchange Agreement otherwise becomes difficult as subject to the terms and conditions of the Share Exchange Agreement separately, the Share Exchange Agreement may also expire.

(ii) Record Date

In order to confirm which shareholders are entitled to exercise the right to demand purchase of shares in connection with the Share Exchange, KONAMI intends to designate October 22, 2010 as the record date (“Record Date”). The shareholders registered or recorded on the final shareholders’ registry as of such date are intended to be shareholders who are entitled to exercise rights to demand such purchase of shares.

3. Calculation Basis etc. Concerning Allotment under the Share Exchange

(1)	Calculation Basis

In order to ensure fairness and reasonableness of the share exchange rate for the Share Exchange, each of the parties decided to request a separate independent third party valuation institution to calculate a share exchange rate. For this purpose, KONAMI appointed PricewaterhouseCoopers Co., Ltd. (“PwC”) and ABILIT appointed PLUTUS CONSULTING Co., Ltd. (“PLUTUS”).

PwC determined that the value of KONAMI’s common stock should be analyzed using the market price analysis based on the fact that KONAMI’s common stock, is listed on the Tokyo Stock Exchange (the “TSE”) and that the market price of KONAMI stock is readily available. PwC generally analyzed the value of KONAMI’s common stock using the market price system. (PwC designated September 17, 2010 as the calculation base date, and utilized the volume weighted average prices and the average closing prices on the base date, for the one (1) month period prior to the base date and for the period from August 11, 2010, the business day immediately following the date on which the “Notification of Revision of Performance Projections” and the “Earnings briefing (Consolidated) for the second quarter of the year ending December 31, 2010 (Japan GAAP)” was released by ABILIT, to the base date).

For the common stock of ABILIT, based on the fact that the market price of ABILIT’s common stock is available, as it is listed on the TSE and OSE, PwC determined that the value of ABILIT’s common stock should be calculated using the market price system. (PwC designated September 17, 2010 as the calculation base date, and utilized the volume weighted average prices and the average closing prices on the base date, for the one (1) month period prior to the base date and for the period from August 11, 2010, the business day immediately following the date on which the “Notification of Revision of Performance Projections” and the “Earnings briefing (Consolidated) for the second quarter of the year ending December 31, 2010 (Japan GAAP)” was released by ABILIT, to the base date). In addition, PwC employed the adjusted book value of net assets method in order to conduct a multilateral analysis. The discounted cash flow methodology was not applied since in the second quarterly report for the fiscal year ending December 31, 2010, material doubts regarding the premise of a going concern existed and it is difficult to foresee ABILIT’s future cash flows and profits. The outline of the calculation result of the Share Exchange Rate by PwC is as provided below (the valuation range by each calculation method in the event that a share value per share of Konami stock is set as one (1)):

Approach	Range of Share Exchange Rate
Market Price Analysis	0.045~0.052
Adjusted Book Value of net assets method	0.033~0.052

In calculating the above share exchange rates, PwC generally relied on the information provided by both companies and publicly available information, and assumed that all such information was accurate and complete without independent verification of the accuracy or completeness of such information. PwC did not conduct an independent evaluation, appraisal or assessment, including any evaluation or analysis of each asset or liability and did not request a third party institution to value or appraise, the assets or liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of both companies or their affiliated companies. In addition, it is presumed that information on the financial forecast obtained from each company has been reasonably prepared based on the forecast and the judgment of the best obtained now by the management of each company. The calculation of the Stock Exchange ratio results provided by PwC reflects the information and economic requirements that was available as of September 17, 2010.

The calculations the Share Exchange rate by PwC are not intended to present any opinion on the fairness of the Share Exchange rate.

PLUTUS determined that the value of KONAMI’s common stock should be analyzed using the market price analysis based on the fact that KONAMI’s common stock, is listed on the Tokyo Stock Exchange (the “TSE”) and that the market price of KONAMI stock is readily available. PLUTUS generally analyzed the value of KONAMI’s common stock using the market price system. (PLUTUS designated September 17, 2010 as the calculation base date, and the closing price on the base date, the average closing price of one (1), three(3), six(6) month(s) periods prior to the base date and for the period from August 11, 2010, the business day immediately following the date on which the “Notification of Revision of Performance Projections” and the “Earnings briefing (Consolidated) for the second quarter of the year ending December 31, 2010 (Japan GAAP)” was released by ABILIT, to the base date).

For the common stock of ABILIT, based on the fact that the market price of ABILIT’s common stock is available, as it is listed on the TSE and OSE, PLUTUS determined that the value of ABILIT’s common stock should be calculated using the market price system. (PLUTUS designated September 17, 2010 as the calculation base date, and the closing price on the base date, the average closing price of one (1), three(3), six(6) month(s) periods prior to the base date and for the period from August 11, 2010, the business day immediately following the date on which the “Notification of Revision of Performance Projections” and the “Earnings briefing (Consolidated) for the second quarter of the year ending December 31, 2010 (Japan GAAP)” was released by ABILIT, to the base date). In addition, PLUTUS employed the adjusted book value of net assets method in order to conduct a multilateral analysis as reference information. The discounted cash flow methodology was not applied since in the second quarterly report for the fiscal year ending December 31, 2010, material doubts regarding the premise of a going concern existed and it is difficult to foresee ABILIT’s future cash flows and profits. The outline of the calculation result of the Share Exchange Rate by PLUTUS is as provided below (the valuation range by each calculation method in the event that a share value per share of Konami stock is set as one (1)):

Method Used	Range of Share Exchange Rate
Market Price Average Method	0.045~0.062
Adjusted Book Value of net assets method	0.076

In calculating the above share exchange rates, PLUTUS generally relied on the publicly available information, financial information provided by both companies and any other information, and assumed that all such information was accurate and complete without independent verification of the accuracy or completeness of such information. PLUTUS did not conduct an independent evaluation, appraisal or assessment, including any evaluation or analysis of each asset or liability and did not request a third party institution to value or appraise, the assets or liabilities (including derivatives, off-balance sheet assets and liabilities and other contingent liabilities) of both companies or their affiliated companies. Furthermore, information as of September 17, 2010 and economic conditions, etc. have been reflected to the calculation of the Share Exchange rate by PLUTUS. Additionally, the calculations of the Share Exchange rate by PLUTUS are not intended to present any opinion on the fairness of the Share Exchange rate.

(2)	Calculation Background

KONAMI and ABILIT engaged in repeated negotiations and discussions based on the analysis provided by the above third party valuation institutions, and bearing in mind their respective financial conditions, performance trends and stock price movements, etc. As a result, KONAMI and ABILIT determined that the share exchange rate set forth in 2.(3) above was advantageous to the shareholders of both KONAMI and ABILIT, and resolved the share exchange rate for the Share Exchange upon approval obtained at meetings of their respective board of directors held today.

(3)	Relationships with the Valuation Institutions

PwC and PLUTUS are both independent from KONAMI or ABILIT, and neither of them is a related party of KONAMI or ABILIT nor does either have a material interest that needs to be disclosed in connection with the Share Exchange.

(4)	Expectation of Delisting and the Reason

Upon the Share Exchange, ABILIT will become KONAMI’s wholly owned subsidiary as of January 1, 2011 and the stock of ABILIT will be delisted on December 28, 2010 (the last trading date will be December 27, 2010) in accordance with the delisting standards of the TSE and the OSE.

After the delisting, ABILIT stock may not be traded on the TSE or the OSE.

As mentioned in 1. above, the purpose of the Share Exchange is to improve the corporate value of both KONAMI and ABILIT by having ABILIT become a wholly-owned subsidiary of KONAMI, and therefore, the purpose of the Share Exchange is not the delisting of ABILIT’s common stock itself. However, the common stock of ABILIT will be delisted as a result of the contemplated transaction.

Since shares of KONAMI common stock to be delivered in consideration of the Share Exchange are listed on the TSE, the New York Stock Exchange (the “NYSE”), the London Stock Exchange, (the “LSE”), we expect that shareholders receiving an allotment of 100 or more shares of KONAMI’s common stock (100 shares = 1 unit) as a result of the Share Exchange will still be able to trade their units of shares on the TSE, NYSE, LSE after the Share Exchange and the liquidity of their stock will be secured, although they may receive an allotment of shares less than one unit in proportion to the number of shares held.

Shareholders receiving allotment of less than one hundred (100) shares of KONAMI’s common stock (which represents one unit of KONAMI’s stock) as a result of the Share Exchange may not trade their odd shares on share exchange markets but will be entitled to use the buyback program or additional acquisition program for odd shares in KONAMI. For the details of these programs, please refer to 2. (3) (Note 3) above.

For the allotment of a fraction of a share (i.e., representing less than one (1) share of KONAMI common stock) as a result of the Share Exchange, please refer to 2. (3) (Note 4) above.

Until the last trading date, which will (tentatively) be December 27, 2010, shareholders of ABILIT may trade their ABILIT shares on the TSE and OSE as before and are entitled to exercise their rights specified under Japanese Corporate Law and other related laws and regulations.

(5)	Measures to Ensure Fairness

Although KONAMI does not hold any outstanding shares of ABILIT, in order to ensure the fairness of the share exchange rate for the Share Exchange, KONAMI and ABILIT each retained independent third party valuation institutions for the implementation of the Share Exchange. KONAMI requested PwC to calculate the share exchange rate for the Share Exchange, and negotiated and discussed the share exchange rate with ABILIT based on such calculation result, and the Board of Directors of KONAMI resolved the Share Exchange at the share exchange rate specified in 2. (3) above at their meeting held on September 21, 2010. Please note, however, that the results of the calculation of the share exchange rate submitted by PwC do not constitute its opinion regarding the fairness of such share exchange rate for the Share Exchange.

ABILIT requested PLUTUS as an independent third party valuation institution to calculate the share exchange rate for the Share Exchange, and negotiated and discussed the share exchange rate with KONAMI based on such calculation result, and the Board of Directors of ABILIT resolved the Share Exchange at the share exchange rate specified in 2. (3) above at their meeting held on September 21, 2010. The calculations of the Share Exchange rate by PLUTUS are not intended to present any opinion on the fairness of the Share Exchange rate. In addition, ABILIT has retained Usui law firm as their legal advisor and was advised regarding decision making procedures, methods and processes for the Share Exchange.

(6)	Measures to Avoid Conflict of Interests

ABILIT did not take specific measure to avoid conflict of interests, due to the fact that there is no director in ABILIT who also serves or served as officer or employee of KONAMI. Similarly, KONAMI did not take specific measure to avoid conflict of interests, due to the fact that there is no director of KONAMI who also serves or served as officer or employee of ABILIT.

4. Company Profile of the Parties to the Share Exchange

	Wholly Owning Parent Company in Share Exchange (As of March 31, 2010)	Wholly Owned Subsidiary in Share Exchange (As of December 31, 2009)

(1) Corporate Name	KONAMI CORPORATION	ABILIT CORPORATION

(2) Location	9-7-2, Akasaka, Minato-ku, Tokyo	2-9-14, Minamisenba, Chuo-ku, Osaka

(3) Name and Title of Representative	Kagemasa Kozuki, Representative Director and Chairman of the Board, President	Masahiro Hamano, President and CEO

(4) Line of Business	Managerial strategy and business management of the KONAMI group, engaging in the entertainment, gaming and health & fitness lines of business	Manufacturing and sales of Pachinko & Pachislot game machines, healthcare environment machines and related machines

(5) Capital	JPY47,399 million	JPY6,401 million

(6) Established on	March 19, 1973	July 28, 1956

(7) Total number of outstanding shares	143,500,000 shares	37,098,993 shares

(8) Fiscal Year End	End of March	End of December

(9) Employees	5,708 (As of March 31, 2010)	170 (As of December 31, 2009)

(10) Major Customers	• Konami Digital Entertainment Co., Ltd.	• ABILIT SALES CORPORATION

	• Konami Gaming., Inc.	• Biz Share Corporation

	• Konami Sports & Life Co., Ltd	• Game Holes all over Japan

	• KPE Corporation	• SATOSHOJI CORPORATION

(11) Main Financing Bank	Sumitomo Mitsui Banking Corporation. The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Sumitomo Trust and Banking Co, Ltd. Mizuho Corporate Bank, Ltd.	Sumitomo Mitsui Banking Corporation. Resona Bank, Limited. The Sumitomo Trust and Banking Co, Ltd. Mizuho Bank, Ltd. The Hyakugo Bank, Ltd.

(12) Major Shareholders and Holding Ratio

•      Kozuki foundation for Sports and Education 10.24%

•      Kozuki Holding 9.43%

•      The Master Trust Bank of Japan , Ltd.(Trustee Account) 7.47%

•      Japan Trustee Services Bank, Ltd (Trustee Account) 7.47%

•      Kozuki Capital Corporation 4.90%

•      Sumitomo Mitsui Banking Corporation 2.88%

•      Trust & Custody Services Bank, Ltd. 2.64%

•      JPMorgan Securities Japan Co., Ltd. 2.09%

•      CBNY-UMB Fund 1.25%

•      Mitsubisih UFJ Morgan Stanley Securities Co., Ltd. 1.06%

•      Yoshiko Hamano 5.21%

•      SATO SHOJI Co., Ltd. 5.18%

•      Athena Investment (Cayman) Ltd. 4.64%

•      Masahiro Hamada 3.25%

•      Heisei Limited Company 2.36%

•      Yoshihide Sumimura 1.81%

•      Japan Cash Machine Co., Ltd. 1.66%

•      Osaka Securities Finance Company, Ltd. 1.36%

•      CBNY-DFA INVESTMENT TRUST COMPANY-JAPANESE SMALL COMPANY SERIES 1.21%

•      Haruo Ishii 0.79%

(13) Relationship between the Parties

Capital Relationship	There is no noteworthy capital relationship between KONAMI and ABILIT. In addition, there is no noteworthy capital relationship between parties and companies related to KONAMI and parties and companies related to ABILIT.

Personnel Relationship	There is no noteworthy personnel relationship between KONAMI and ABILIT. In addition, there is no noteworthy personnel relationship between parties and companies related to KONAMI and parties and companies related to ABILIT.

Transactional Relationship	There is no noteworthy transactional relationship between KONAMI and ABILIT. In addition, there is no noteworthy transactional relationship between parties and companies related to KONAMI and parties and companies related to ABILIT.

Situation regarding Related Parties	ABILIT is not a related party of KONAMI. In addition, parties and companies related to ABILIT are not related parties of KONAMI.

(14) Business Performance for the Last Three (3) Years

	KONAMI CORPORATION (Consolidated)			ABILIT CORPORATION (Consolidated)
Fiscal Year Ended	March 2008	March 2009	March 2010	December 2007	December 2008	December 2009
Consolidated Net Assets	187,083	183,539	189,231	9,536	9,753	5,121
Consolidated Total Assets	319,248	301,670	298,198	33,823	18,573	10,954
Consolidated Equity per Share (yen)	1,330.88	1,338.46	1,382.16	—	—	—
Consolidated Net Assets per Share (yen)	—	—	—	275.74	282.01	140.17
Consolidated Sales	297,402	309,771	262,144	19,978	11,357	6,309
Consolidated Operating Income	33,839	27,361	18,664	(6,536)	(1,735)	(2,966)
Consolidated Ordinary Income	—	—	—	(6,603)	(2,039)	(3,119)
Consolidated Net Income	18,345	10,874	13,314	12,370	122	(5,124)
Consolidated Net Income (Loss) per Share (yen)	133.63	79.30	99.76	(357.67)	3.53	(144.98)
Dividend per Share (yen)	54.00	54.00	54.00	—	—	—

(millions of yen, unless otherwise specified)

5. KONAMI’ Profile upon Share Exchange

Wholly Owning Parent Company in Share Exchange

(1) Corporate Name	KONAMI CORPORATION

(2) Location of Head Office	9-7-2, Akasaka, Minato-ku, Tokyo

(3) Name and Title of Representative	Kagemasa Kozuki, Representative Director and Chairman of the Board, President

(4) Line of Business	Managerial strategy and business management of the KONAMI group, engaging in the entertainment, gaming and health & fitness lines of business

(5) Capital	JPY47,399 million

(6) Fiscal Year End	End of March

(7) Net Assets	Not fixed at the moment

(8) Total Assets	Not fixed at the moment

6. Outline of Accounting Procedures

The Share Exchange is the case for new stock acquisition by KONAMI from the ABILIT’s shareholders. In addition, goodwill (or negative goodwill) will be reported in the KONAMI’s consolidated financial statement. The amount of goodwill (or negative goodwill) has not yet been decided at this time.

7. Forecasts

KONAMI becomes a wholly owning parent company of ABILIT as a result of the Share Exchange, and the impact of the Share Exchange on the business performance of both KONAMI and ABILIT is expected to be minor on both a consolidated and unconsolidated basis.

End

(Reference) Expected Consolidated Business Performance of KONAMI for the Current Fiscal Year and Consolidated Business Performance for the Previous Fiscal Year

	Consolidated Sales	Consolidated Operating Income	Consolidated Net Income
Expected Business Performance for the Year ending March 31, 2011	285,000	24,500	13,500
Business Performance for the Previous Year ended March 31, 2010	262,144	18,664	13,314

(millions of yen)

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.